Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 25, 2010

Catalyst announces departure of Chief Executive Officer

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that Richard Garneau, the company’s chief executive officer, will be leaving the company on April 28, 2010, following the company’s annual meeting of shareholders.  Mr. Garneau advised the Board of Directors today that for personal reasons he will be moving back to eastern Canada to be closer to his family.

“Mr. Garneau has been relentless in his drive to reduce Catalyst’s costs and improve its profitability,” said Michel Desbiens, chair of Catalyst’s Board of directors.  “On behalf of the Board I want to thank Richard for his contributions and express our regret at his departure.  However, Richard has advised me that despite the personal concerns that are ultimately taking him back to Eastern Canada, he is committed to seeing our recently announced restructuring through to completion before he leaves.”

A search for a successor will begin immediately.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713